news release

ArcelorMittal completes the sale of ATIC stake

Luxembourg, 30 June 2014 - ArcelorMittal today announces that it has completed the sale of ArcelorMittal’s 78% stake in European port handling and logistics company ATIC Services S.A. (“ATIC”) to HES Beheer, having received all necessary regulatory approvals.

The transaction was completed for an agreed price of EUR 155.4 million. The sale is consistent with ArcelorMittal’s stated strategy of selective divestment of non-core assets.